EXHIBIT 12

FIRST REPUBLIC PREFERRED CAPITAL CORPORATION

(A Wholly Owned Subsidiary of Merrill Lynch Bank & Trust Co., FSB)

STATEMENT OF COMPUTATION OF

RATIOS OF EARNINGS TO FIXED CHARGES

	Three Months Ended September 30,				Nine Months Ended September 30,
($ in thousands)	2007		2006		2007		2006
I. Earnings:
Net income	$4,761		$4,709		$14,589		$13,507
Fixed charges excluding preferred stock dividends	—		—		—		—

Earnings before fixed charges	$4,761		$4,709		$14,589		$13,507

II. Fixed charges:
Preferred stock dividends	$3,464		$3,563		$10,568		$10,689

III. Ratios of earnings to fixed charges	1.37	x	1.32	x	1.38	x	1.26	x